Exhibit 99.1

Hepsiburada Releases 2023 Sustainability Report

ISTANBUL, September 20, 2024 - D-MARKET Electronic Services & Trading (d/b/a “Hepsiburada”) (NASDAQ: HEPS), a leading Turkish e-commerce platform (referred to herein as “Hepsiburada” or the “Company”), has published its 2023 Sustainability Report. Hepsiburada is the first e-commerce platform in Türkiye to sign the United Nations (“UN”) Global Compact.

Cem Tanır, Hepsiburada’s Head of Corporate Affairs, Communications and Sustainability, underscored the Company’s commitment to green transformation and sustainability as fundamental to its corporate ethos, stating:

“In 2023, Türkiye’s e-commerce sector grew by 115%, claiming 20% of total trade volume, with transactions up by 22% year-over-year. While these figures point to rapid growth, there is still a long path ahead, along with an opportunity to cultivate an eco-conscious e-commerce ecosystem involving platforms, sellers, and consumers. As Hepsiburada, we view this as both a national imperative and a global responsibility.”

Tanır emphasized: “We introduced 21 electric vehicles into our logistics operations in 2024, with the goal of expanding the fleet to 50 by the end of the year. These vehicles are expected to significantly reduce carbon emissions, aligning with Hepsiburada’s broader commitment to building an environmentally friendly logistics network. Beyond environmental initiatives, Hepsiburada drives societal value through sustainable programs. We support women entrepreneurs through our Technology Power for Women Entrepreneurs Program, bolster local producers via HepsiTürkiye’den, support NGOs through HepsiYürekten, and amplify artists’ reach via SanatBurada.”

Key Highlights from Hepsiburada’s 2023 Sustainability Report:

•	Hepsiburada is a member of the UN Global Compact and is committed to the Ten Principles of the UN Global Compact related to human rights, labor, the environment and anti-corruption and supports the Sustainable Development Goals.

•	Hepsiburada’s logistics arm, HepsiJET, pioneered “Multi-Vehicle Route Optimization” technology, reducing fuel-related carbon emissions while boosting operational efficiency. Inspired by the natural instincts of ants to carry food back to their nests, this innovative technology, for which a patent is registered with the Turkish Patent and Trademark Office, optimizes the fleet’s active vehicles and reduces total travel distances by eight percent.

•	Hepsiburada implemented a pilot project for transitioning to electric vehicles in cargo deliveries.

•	Hepsiburada’s innovative “Common Barcode System” streamlines sales operations and accelerates warehouse processing times. The system enables Hepsiburada to print proprietary barcodes, saving over one million labels monthly on average.

•	Hepsiburada recycled nearly 964,000 kilograms of packaging waste. The Company utilizes 100% recyclable cellulose-based cardboard for packaging, alongside fully recyclable polyethylene and polypropylene as filler materials. The Company increased the use of recycled materials in the bags to 30%.

•	In 2023, the Company recycled 21,000 kilograms of food waste and 62,000 kilograms of chemical waste.

•	More than 15,000 old electronic devices were recycled in 2023 with the “Refurbish the Old” project.

•	As of the end of 2023, Hepsiburada had supported more than 50,000 women entrepreneurs through its “Technology Empowerment for Women Entrepreneurs” program launched in 2017.

•	Through the “Women Entrepreneurs Overcome Financial Barriers” project, Hepsiburada supported 357 applications from female entrepreneurs, enabling them to access a total of TRY 92 million in credit.

•	With the “Trade and Technology Power for the Earthquake Region” program launched to contribute to the establishment of permanent welfare in the region after the earthquake disaster, Hepsiburada mobilizes its technology, logistics, and marketing capabilities for two years for 10,000 SMEs and artisans in the region, as well as 5,000 women entrepreneurs and women cooperatives.

•	By 2025, Hepsiburada aims to generate TRY 10 billion in sales from the earthquake region, support 120,000 jobs, and impact 500,000 lives.

•	After the earthquakes on February 6, 2023, Hepsiburada increased the trade volume of women’s cooperatives to TRY 174 million with 3,172 women entrepreneurs under the “Hepsiburada Promise”.

•	The “A Smile is Enough” project facilitates children’s access to education, while “Promise for Tomorrow” offers education, internships, and mentoring to university students affected by the earthquake.

•	Throughout 2023, Hepsiburada sustained partnerships with animal welfare organizations, providing crucial food, medical supplies, shelter, and logistics support to animals in need.

•	We continued our efforts to ensure women play a more active role in leadership positions, and we increased the female manager ratio to 36% in 2023.

•	According to the “E-Commerce NPS (Net Promoter Score) Research” conducted by the independent research institution FutureBright, Hepsiburada was once again recognized as Türkiye’s “Most Recommended E-Commerce Brand” in 2023.

On the date of this press release, Hepsiburada’s 2023 Sustainability Report has been furnished with the U.S. Securities and Exchange Commission on Form 6-K. It has also been made available on our website:

https://kurumsal.hepsiburada.com/uploads/2023_hepsiburada_surdurulebilirlik_raporu_en.pdf

About Hepsiburada

Hepsiburada is a leading e-commerce technology platform in Türkiye, connecting over 66 million members with over 264 million stock keeping units across over 30 product categories. Hepsiburada provides goods and services through its hybrid model combining first-party direct sales (1P model) and a third-party marketplace (3P model) with approximately 101 thousand merchants.

With its vision of leading the digitalization of commerce, Hepsiburada acts as a reliable, innovative and purpose-led companion in consumers’ daily lives. Hepsiburada’s e-commerce platform provides a broad ecosystem of capabilities for merchants and consumers including: last-mile delivery and fulfilment services, advertising services, on-demand grocery delivery services, and payment solutions offered through Hepsipay, Hepsiburada’s payment companion and BNPL solutions provider. HepsiGlobal offers a selection from international merchants through its inbound arm while outbound operations aim to enable merchants in Türkiye to make cross-border sales.

Since its founding in 2000, Hepsiburada has been purpose-led, leveraging its digital capabilities to develop the role of women in the Turkish economy. Hepsiburada started the ‘Technology Empowerment for Women Entrepreneurs’ programme in 2017, which has supported approximately 55 thousand female entrepreneurs throughout Türkiye to reach millions of customers with their products.

Investor Relations Contact

ir@hepsiburada.com

Media Contact

corporatecommunications@hepsiburada.com

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995, and encompasses all statements, other than statements of historical fact contained in this press release. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to” and similar statements. Among other things, quotations from management in this press release contain forward-looking statements. These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Hepsiburada’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments resulting from epidemics or natural disasters, other negative developments in Hepsiburada’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. For a discussion of additional factors that may affect the outcome of such forward-looking statements, see our 2023 annual report filed with the SEC on Form 20-F on April 30, 2024 (Commission File Number: 001-40553), and in particular the “Risk Factors” section, as well as the other documents filed with or furnished to the SEC by Hepsiburada from time to time. Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://investors.hepsiburada.com. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. These forward-looking statements should not be relied upon as representing Hepsiburada’s views as of any date subsequent to the date of this press release. All forward-looking statements in this press release are based on information currently available to Hepsiburada, and Hepsiburada and its authorized representatives assume no obligation to update these forward-looking statements in light of new information or future events. Accordingly, undue reliance should not be placed upon the forward-looking statements.